

05040554

SECURITIES AND EXCHANGE COMMISSION

VF 3-28-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2005 SEC PROCESSING SECTION WASH. D.C. 202

SEC FILE NUMBER
8- 65604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 North Brand Blvd., Suite ~~1200~~ 1020

(No. and Street)

Glendale (City) CA (State) 91203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Barber 818 863-1703

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA

(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LA, CA 90064

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard W. Barber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



FLORENCE YUN-HUI TAI
Commission # 1324083
Notary Public - California
Los Angeles County
My Comm. Expires Oct 6, 2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2004

GLENDALE SECURITIES, INC.
801 N. BRAND BLVD., SUITE 1020
GLENDALE, CA 91203

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Glendale Securities, Inc.
Glendale, California

I have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the Company) as of December 31, 2004 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2004 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 8 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2005

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

GLENDALE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash - checking		$ 134,464
Accounts receivable		11,727
Clearing broker deposit		5,000
TOTAL ASSETS		$ 151,191

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses		$ 60,786
Accrued taxes		14,694
Commissions payable		20,767
TOTAL LIABILITIES		96,247
STOCKHOLDERS' EQUITY		
Common stock ($1 par value, 10,000 shares authorized, 10,000 shares issued and outstanding)	$ 0	
Paid-in capital	10,000	
Treasury stock	(6,603)	
Retained earnings	51,547	54,944
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 151,191

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commission income	$ 3,066,737
Other fees and charges	592,436
TOTAL REVENUES	3,659,173
DIRECT COSTS	
Commission expense	3,047,715
ECN fees	365,903
Quotes and research	16,844
Ticket charges	110,533
TOTAL DIRECT COSTS	3,540,995
GROSS PROFITS	118,178
OPERATING EXPENSES - see page 8	53,409
INCOME BEFORE TAX PROVISION	64,769
INCOME TAX PROVISION	(15,494)
NET INCOME	$ 49,275

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2003	0	$ 10,000	$ 0	$ 2,272	$ 12,272
Treasury stock		(6,603)			(6,603)
Net Income				49,275	49,275
Balance, December 31, 2004	0	$ 3,397	$ 0	$ 51,547	$ 54,944

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net income	$	49,275
Changes in operating assets and liabilities:		
Accounts receivable		(10,512)
Clearing broker deposit		(5,000)
Accrued expenses		59,826
Accrued taxes		13,493
Commissions advance		(25,058)
Commissions payable		19,109
Net cash provided in operating activities		101,133
Cash Flows from Investing Activities:		
Investment in securities		0
Cash Flows for Financing Activities:		
Treasury stock		(6,603)
Cash Flows for Financing Activities		(6,603)
Net increase in cash		94,530
Cash at beginning of year		39,934
Cash at end of year	$	134,464

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	2,001

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

Glendale Securities, Inc., (the "Company") was incorporated in the State of California on August 19, 2002 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On January 9, 2003, the Company became registered as a broker-dealer with the National Association of Securities Dealers, Inc. The Company is primarily engaged in general securities trading of domestic and international equities. The Company has one location in Southern California.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities

Investments - Investments in securities are valued at cost.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company's fiscal year ends December 31, 2004. The Company will file an income tax return on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 9,768
State	5,726
	$ 15,494

NOTE 5 – EXEMPTIONS FROM THE SEC RULE 15C-3-3

Glendale Securities, Inc. operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. The Company does not hold customer funds or safekeep customer securities.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Glendale Securities, Inc.
Glendale, California

My report on my audit of the basic financial statements of Glendale Securities, Inc. for December 31, 2004 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2005

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email tractenberg@sbcglobal.net

GLENDALE SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2004

OPERATING EXPENSES

Bank charges	$	535
Insurance		519
Management fee		23,262
Office expense		883
Professional expenses		4,683
Regulatory fees and expenses		9,435
Service fees		2,680
Taxes and licenses		221
All other		11,191
TOTAL OPERATING EXPENSES	$	53,409

See Accompanying Notes to Financial Statements

GLENDALE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	54,944
Non allowable assets		(11,727)
NET CAPITAL	$	43,217
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	6,416
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	6,416
EXCESS CAPITAL	$	36,801
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	33,592
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	96,247
Percentage of aggregate indebtedness to net capital		223%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	38,486
VARIANCE -		
Adjust accrued taxes		4,731
NET CAPITAL PER AUDITED REPORT	$	43,217

See Accompanying Notes to Financial Statements

PART II

GLENDALE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2004

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Glendale Securities, Inc.
Glendale, California

In planning and performing my audit of the financial statements of Glendale Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2004, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

Board of Directors
Glendale Securities, Inc.
Glendale, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2004 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 1, 2005